

Sniffy



Your Dog's Professional Personal Trainer

5.28.2020

The Company





Sniffy Labs Inc.



Howard Shyng

Co-founder & President

M.S.
Human-Computer Interaction
RIT 2019



Ting Zhu

Co-founder & Vice President

M.S.

Human-Computer Interaction

RIT 2019



Every year in the U.S.,

3 million

dogs are abandoned

(Data from American Society for the Prevention of Cruelty to Animals)



700,000

are euthanized

(Data from American Society for the Prevention of Cruelty to Animals)



43%
were abandoned because of behavioral issues

(Data from Scientific Research Publishing, researched by ASPCA)



Training

is the *key* to prevent and solve behavioral issues



75%

dogs *never* receive proper training

(Data from Dogster Magazine, author is CPDT-KA certified trainer)



WHY?

Customer Discovery



357

dog owners

44

dog trainers

📍 Rochester & NYC

The Problem



Owners are struggling to find proper and satisfying training resources

 **Demanding schedules**

 **Improper methods**

 **Overwhelming, unstructured online resources**

 **Group classes are distracting, not tailored to personal pace & needs**

The Solution



on-demand, professional, customized

dog training & support

The Solution



Sniffy App



Sniffy turns professional training contents into
customized and interactive in-app plans

Initial Target

Puppy Owners & New Adopters

- Lack experience of being dog owners

- Have demanding schedules

- Millennials: tech savvy, invest more on pets, comprise 40% of dog owners

(Data from Packaged Facts, APPA)





Puppy Owner





Cecilia

Registered Nurse, first-time dog owner

Pain Point:

- Could not go to training classes because of busy schedules

- Found online resources overwhelming and not structured

New Adopter





Larry
Freelancer, shelter dog adopter

Pain Point:

- Dog was easily distracted in the group training, couldn't get along with other dogs in the class

The Product



Add Owner
Chubby
gilou
Share the 5-digit code with other owners. They can use it when signing up on their device. Sniffy will sync data to their account.
Text
Copy
Number of use is unlimited
Training
Oscar's Plan
10%
Switch Dog
DAY 6
New Lessons
Do daily practice to unlock more
3/3 finished
Wait
Release
Down
Study
Daily Practice
Each practice at least 6 times
Tracking
Oscar
Puppy Start
Progress
10%
Stats
12
day
5
streak
6
lesson
Last practice
6/3/2020
Mastered skills
Lessons
House Training
Basic Obedience
Naming
Focus
10% learned
20 Lessons
60 Days
Stacy Fleming
Potty Training
Demonstration
Oscar is expected to
What to use
Oscar
DOG NAME
Shiba Inu
BREED
3 Years
AGE
Michael
OWNER
Boy
GENDER
Add Dog







Oscar's plan
Puppy Start
House Training, Basic Obedience
20 Lessons 60 Days
Lessons
10% learned
House Training
Basic Obedience
Naming
Focus

Customized Plans

Stacy Fleming
CBCC-KA Certified Trainer
Potty Training
Potty Training
Demonstration
Oscar is expected to
learn to do business outside regularly instead of inside of the house.
What to use

Video Tutorials







Training
Oscar's Plan 10%
Switch Dog
DAY 6
New Lessons 3/3 finished
Do daily practice to unlock more
Wait
Release
Down
Study
Daily Practice
Each practice at least 6 times

Daily Practice

What do you want to ask the trainer?
Type here
A video of Oscar can help us better understand his situation:
Submit

Individual Consultation


Tracking
Oscar
Puppy Start
Progress 10%
Stats
12
day
5
streak
6
lesson
Last practice
6/3/2020
Mastered skills

Progress Tracking


Add Owner
Oscar
qazw
Share the 5-digit code with other owners. They can use it when signing up on their device, Sniffy will sync data to their account.
Text
Copy
Number of use is unlimited.

Family Account

Beta Test





50
Testers



78%
Conversion Rate

" Sniffy allows me to do the training at my own pace, and it fits into my schedule!

(Kathy)

" The content is presented in a structured way. I can see Waldo is making progress.

(Zeb)

" I didn't know I was training Luna totally wrong until I watched your videos!

(Shauna)

Value Proposition



For dog owners who need help with training, Sniffy is a mobile app that provides on-demand, professional, customized training and support, unlike going to on-site training classes or using other online training resources.

Business Model





Expertise →

Trainers



Training Contents

$20/month $120/year

Consultation

$20/hour commission



Owners

Revenue Streams



Current







Subscription

Consultation

Proposed

Data Selling



Merchandise

Competitive Landscape



	S	Dogo	Puppr	OneMindDogs.com
Customized Training	🐾	🐾		
Video Tutorials	🐾			🐾
Progress Tracking	🐾			
Consultation	🐾		🐾	
Family Account	🐾	🐾		
Price	$20/month	$10/month	$17/month	$29/month

Market Size



TAM — **$1B**
U.S. dog training market

SAM — **$430M**
U.S. puppy owners & new adopters

SOM — **$130M**
30% households need training help and look for services like Sniffy

(Data from Annalect's research of US pet owners and ASPCA)

Marketing (1st year)



Breeders



- Recommended our app to **15 clients, 6 tried and paid, conversion rate: 40%**

- Plan to work with 20 breeders, get 20,000 impressions, get **150 customers**

- Provide product discount

Shelters



- **Over 100 adopters/year**

- Plan to work with 15 shelters, get 20,000 impressions, get **150 customers**

- **$5K (estimated)** for brochures & posters

- Provide product discount

Events





- Each has **200 - 500 owners**

- Plan to go to 15 events, get 5,000 impressions, get **150 customers**

- **$10K (estimated)** for tickets, accommodation, and printouts

Marketing (1st year)



Digital Marketing



- Our ads on Facebook got

  one user for each $5.7 spent

- **$11K will get 1,900 users,**

  100 customers (using a 5%*

  app conversion rate)

*Braze.com IAP stats



- Our ads on Instagram got

  one user for each $6 spent

- **$12K will get 2,000 users,**

  100 customers (using a 5%

  app conversion rate)

The Team





Howard Shyng
Human-Computer Interaction

Front-End



Ting Zhu
Human-Computer Interaction

UI/UX



Allen Cheng
Computer Science

Developer @Travelstart



Larry Lai
Computer Science

Developer @Aspeed



Jim Chen
Computer Science

Developer @Garmin



Kurt Lai
Industrial Engineering

Engineer @Top Union

Trainers





Stacy Fleming
Certified Trainer

CBCC-KA



Eleonora Clemente
Certified Trainer

Animal Behavior College



Rebecca Rene
Certified Trainer

Animal Behavior College



Rebecca Giannavola
Certified Trainer

Animal Behavior College

Advisors





Anthony Testa

Entrepreneurship Program Director

RIT Simone Center



Patricia Wall

Innovation Coach

RIT Simone Center



Jeffrey Arywitz

Venture Coach

RIT Venture Creations



Holly Hillberg

Entrepreneur-in-Residence

Launch NY



Jerry Adamski

Entrepreneur-in-Residence

Launch NY

The Plan



2020   **2021**

May   Aug   Nov   Feb   May

Product

App to Launch: Development & Content

Gamification & Content

Community Features

Funding

● RG&E Innovation Grant (Received)

WeFunder Crowdfunding

Launch NY Seed Fund

DormRoom Fund

Marketing

Endorsement from 20 breeders

Endorsement from 15 shelters

Attend events

Digital Marketing



Follow the plan,
bond with your friend.

Sniffy Sniffy-App.com

Thank you.

Five Year Plan

Y1 Essential training (puppy, adult & rescue) and tricks, family account, gamification(badge, levels)

Y2 Gamification (ranking, reward), community, consultation; Breed/Dog size specific contents, training games

Y3 Consultation, training buddy; Breed specific contents, K9 good citizen, agility training

Five Year Plan cont.

Y4 **Collaborate with vets, behaviorists, groomers, pet store/product suppliers (videos, blogs, Q&A board, webinars, product review);**

Nose training, breed specific contents, problem solving

Y5 **Consultation (collaborate with trainer organizations), Sniffy Certified Dogs (partner with Rover/Wag/Chewy.com & local services);**

Agility training, problem solving, aging issues;